Stradley Ronon Stevens & Young, LLP Suite 2000 100 Park Avenue New York, NY 10017 Telephone 212-812-4124 Fax 646.682.7180 www.stradley.com

March 1, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: NexPoint Real Estate Strategies Fund

Ladies and Gentlemen:

On behalf of the NexPoint Real Estate Strategies Fund (the “Fund”), we are transmitting for electronic filing the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, and each exhibit being filed therein.

Please note that before the Fund’s Registration Statement becomes effective under the Securities Act, the Fund will file an amendment containing all exhibits.

If we may cooperate with you in any way in the processing of this filing, please telephone Eric Purple at (202) 507-5154, Chris Zimmerman at (202) 419-8402 or the undersigned at (212) 812-4142 with any question or comments concerning these materials.

Very truly yours,

/s/ Jacqueline Edwards
Jacqueline Edwards

Copies to:

E. Purple

C. Zimmerman